
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 29, 2010

Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

Re: **Tianyin Pharmaceutical Co. Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for Quarterly Period Ended December 31, 2009
File No. 001-34189

Dear Mr. Jiang:

We have reviewed your September 22, 2010 response to our September 3, 2010 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, by amending your Form 10-K for the year ended June 30, 2010 or by advising us when you will provide the requested response. We have referred to Form 10-K for the year ended June 30, 2010 to determine your compliance with prior comments only and have not otherwise reviewed that filing. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

1. Regarding your response to comment one, ASC 815-10-65-3 (paragraph 21 of EITF 07-5) states "The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings." Accordingly, we reiterate prior comment one: please tell us why your warrant and embedded convertible feature are not required to be classified as liabilities upon adoption at July 1, 2009 (in your Form 10-Qs for September 30, 2009, December 31, 2009, March 31, 2010 and in your Form 10-K for June 30, 2010) because

of the price adjustment in Section 4(e) of the warrant. Refer to Example 9 at ASC 815-40-55.

2. We did not see the revised disclosure included in your response to comment five in your letter dated September 22, 2010 or sales by product included in your response to comment five in your letter dated June 30, 2010 in Note 5 of your consolidated financial statements for the year ended June 30, 2010. Please ensure all disclosure requested in all prior comments are included in an amended Form 10-K for the year ended June 30, 2010.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions on comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant